Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 14, 2025, except Notes 1, 2, 4 and 9, dated May 5, 2025 and Note 5, dated May 13, 2025, on our audit of the balance sheet of Renatus Tactical Acquisition Corp I as of December 31, 2024, and the related statements of operations, changes in shareholder’s equity and cash flows for the period July 2, 2024 (inception) through December 31, 2024, contained in the Registration Statement on Form S-1, Amendment No. 4, which is incorporated by reference in this Registration Statement on Form S-1MEF.  We consent to the incorporation by reference of the aforementioned report in this Registration Statement and to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Adeptus Partners, LLC

Ocean, New Jersey
May 14, 2025